Gordon K. Ho T: +1 650 843 5190 gho@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

January 15, 2014

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Revance Therapeutics, Inc. in connection with Registration Statement on Form S-1 (File No. 333-193154)

Attention: John Krug and Tabatha McCullom

Re:	Revance Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-193154

Ladies and Gentlemen:

On behalf of Revance Therapeutics, Inc. (“Revance” or the “Company”), we are submitting this letter and the following information to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, File No. 333-193154 (the “Registration Statement”) in connection with the Company’s proposed initial public offering (“IPO”).

The Company supplementally advises the Staff that, on January 10, 2014, representatives of Cowen & Company, LLC and Piper Jaffray & Co., on behalf of the underwriters for the Company’s proposed IPO (the “Underwriters”) and the Company discussed preliminary valuations, based on current market conditions and recent initial public offerings of other companies in the life sciences industry. We currently anticipate an approximate price range of $[*] to $[*] per share (the “Preliminary Price Range”) for the Company’s Common Stock (the “Common Stock”) in connection with the proposed IPO, with a midpoint of the anticipated price range of approximately $[*] per share. The amounts reflect an approximate one-for-[*] reverse stock split of the Common Stock (the “Proposed Stock Split”). The reverse stock split will be approved by the Company’s board of directors (the “Board”) and stockholders and made effective prior to the completion of the offering. Unless otherwise stated, all information in this letter reflects the Proposed Stock Split. The Proposed Stock Split will be reflected in a future amendment of the Registration Statement. Prior to January 10, 2014, the Company had not held discussions with the Underwriters to determine the Preliminary Price Range for the IPO.

Although the Preliminary Price Range is in accordance with CD&A 134.04, the Company currently intends to narrow the Preliminary Price Range for inclusion in its preliminary prospectus that is circulated to potential investors. The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the Underwriters, and any business developments impacting the Company. At that time, the Company intends to disclose in its preliminary prospectus the factors described below to explain the difference, if

[*]	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

January 15, 2014

Page Two

any, between the midpoint of that bona fide preliminary price range included in its preliminary prospectus and the last fair value of the Company’s Common Stock, as determined by the Board and as disclosed in the Registration Statement, as amended.

The assumptions supporting the Preliminary Price Range represent management’s best estimates and discussions between the Company and the Underwriters, but involve complex and subjective judgments. In particular, the Preliminary Price Range took into account the recent stock performance and public valuation of similar life sciences companies. This included a review of the offering price and aftermarket performance of companies that recently completed initial public offerings. The Preliminary Price Range reflects the Company’s discussions with the Underwriters and was not determined using the same methodology used by management and its third party valuation specialist to value the Company’s Common Stock in recent contemporaneous and periodic valuations. In addition, this Preliminary Price Range assumes the IPO has been completed, and therefore excludes any weighting attributed to other outcomes for the Company’s business, such as remaining as a privately held company or being sold in an acquisition transaction. As such, the Preliminary Price Range excludes the discounts associated with the timing or likelihood of an IPO, which were appropriately included in valuation reports prepared by the Company’s third party valuation specialist as of December 2, 2013 and December 31, 2013.

The Company supplementally advises the Staff that, as described beginning on page 73 of Registration Statement, the Company has regularly performed periodic and contemporaneous valuations of the Company’s Common Stock to assist the Board in its determination of the Common Stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on pages 73 – 76 of the Registration Statement, the status of the Company’s progress towards the IPO, and the most recent valuation report prepared by a third party valuation specialist. The Board, as applicable, also has determined that the assumptions and inputs used in connection with such valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

The Company and the Board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. At each valuation date, the Board consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Board consistently reached its determination of the estimated fair value of the Company’s Common Stock after thorough discussions and made its determination in good faith, based on the information available on the date of grant, including the valuation reports prepared by the Company’s third party valuation specialist.

As described in the Registration Statement, on December 17, 2013, the Company granted options to purchase an aggregate of [*] shares of Common Stock. At the time the grants were approved, the Board determined that the fair value of the shares of the Company’s Common Stock underlying such grants was $[*] per share. The Board based its determination of the fair value of the Common Stock on the factors described on page 73 of the Registration

[*]	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

January 15, 2014

Page Three

Statement and in part on the valuation report as of December 2, 2013 that the Company obtained from its third party valuation specialist (the “December 2 Valuation Report”). The Board chose to use the fair value as of December 2, 2013 even though the awards were granted on December 17, 2013 as it was not aware of any significant events or series of events that were not incorporated into the analysis that would have provided evidence that the fair value of $[*] per share was not still appropriate as of the grant date. The aggregate enterprise value in the December 2 Valuation Report was determined using the income approach and a form of market approach under the PWERM. The form of market approach under the PWERM is most comparable to the approach utilized by the Underwriters in their determination of the Preliminary Price Range.

For the PWERM market-based approach, the Company established an equity value under three scenarios: (i) based on values of IPOs for other biotech and pharmaceutical companies over the past three years focusing primarily on companies that were in phase 3 trials with the FDA, (ii) based on a range of market multiples compared to its estimated 2017 revenues discounted back to its estimated IPO date, and (iii) based on current trading values of comparable aesthetic, late-stage and fast-follower companies. The resulting equity values, which were consistent with the range of values subsequently discussed with the Underwriters on January 10, 2014, were then divided by the outstanding shares of Common Stock, assuming conversion of all outstanding convertible preferred stock as though it converted automatically upon the closing of an IPO, which resulted in a fair value on a nonmarketable basis under the PWERM market-based approach of $[*] per share, which is [*]% lower than the low end of the proposed Preliminary Price Range. The resulting Common Stock fair value as of December 2, 2013, used for the option grants approved on December 17, 2013, was determined utilizing a weighting of 70% to the fair value determined under the PWERM market-based approach as noted above and a 30% weighting to the fair value determined under the income approach as well as discounts for lack of marketability. A negligible value for the nonmarketable fair value of the Common Stock was determined under the income approach.

The Company further supplementally advises the Staff that it obtained a valuation report from its third party specialist (the “December 31 Valuation Report”) to assist in determining the fair value of its Common Stock in connection with its accounting close and financial reporting requirements as of and for the year ended December 31, 2013. The December 31 Valuation Report was prepared in a manner consistent with the December 2 Valuation Report. As such, the aggregate enterprise value in the December 31 Valuation Report was determined using the income approach and a form of market approach under the PWERM. The fair value of the Common Stock on a nonmarketable basis under the PWERM market-based approach in the December 31 Valuation Report was $[*] per share, which falls within the proposed Preliminary Price Range. The nonmarketable fair value of the Common Stock was determined to be $[*] per share based on a weighting of 80% to the fair value determined under the PWERM market-based approach as noted above and a 20% weighting to the fair value determined under the income approach as well as discounts for lack of marketability. A negligible value for the nonmarketable fair value of the Common Stock was determined under the income approach. A higher probability weighting towards an IPO in the PWERM resulted in a higher per share value of Common Stock compared to the value derived as of December 2, 2013. The increase in the nonmarketable fair value of the Common Stock from $[*] per share

[*]	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

January 15, 2014

Page Four

as of December 2, 2013 to $[*] per share as of December 31, 2013 is consistent with the stock performance of comparable public life sciences companies and the Company’s progress towards an IPO.

On January 15, 2014, subsequent to discussions with the Underwriters on preliminary valuations in connection with the proposed IPO, the Company granted options to purchase an aggregate of 13,333 shares of Common Stock. At the time the grants were approved, the Board determined that the fair value of the shares of the Company’s Common Stock underlying such grants was not less than $[*] per share, the midpoint of the Preliminary Price Range. The Board chose to use the Preliminary Price Range in its assessment because it provided the best evidence of fair value as of the date of grant. In light of the timing of the January 15, 2014 option grants in relation to the anticipated timing of the proposed IPO, the Board did not utilize a discount for lack of marketability or consider other valuation scenarios in its assessment.

The Company notes that, as is typical in initial public offerings, the estimated price range of this offering was not derived using a formal valuation of fair value, but was determined by negotiation between the Company and the Underwriters. The Company supplementally provides the Staff the following discussion regarding the significant factors contributing to the difference between the Preliminary Price Range and the determined fair value of the Company’s Common Stock. The Company believes the difference between the fair value of its Common Stock on December 2 and 31, 2013 and the estimated Preliminary Price Range is the result of the following factors:

Liquidity Discount

The estimated Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s Common Stock. The December 2 and 31 Valuation Reports reflected an 11.2 – 25.9% discount and 5.3 – 25.7% discount depending upon the valuation scenario under consideration, respectively, for lack of marketability, which the Company believes was appropriate due to the volatility of the market and uncertainty about the extent of public investor interest in new public offerings of securities by life sciences companies at each valuation date and the uncertainty surrounding the timing of the Company’s IPO.

Other Valuation Scenarios

The higher Preliminary Price Range when compared to the December 2 and 31, 2013 valuations necessarily assumes only a single successful liquidity event. Because the estimated Preliminary Price Range assumes that the IPO would occur in the near term, no probability was assigned to other outcomes (e.g. staying private for an extended period contingent upon raising additional funding, entering into a strategic merger/sale, or maturity of outstanding debt instruments). As a result, the Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.

[*]	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

January 15, 2014

Page Five

Preferred Stock Preferences

In addition, the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock. In particular, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s Common Stock. In addition, holders of outstanding convertible preferred stock are entitled to receive liquidation payments in preference to holders of Common Stock in the event of dissolution, merger, or sale of the Company. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation for purposes of the Preliminary Price Range, compared to the December 2 and 31, 2013 valuations, which included the effect of preferences for the Company’s convertible preferred stock in non-IPO valuation scenarios.

Deleveraging

In connection with this IPO, the Company’s promissory notes in the aggregate principal amount of $19.4 million, the Company’s highest interest rate debt, will automatically convert into shares of the Company’s Common Stock. As a result of the elimination of conversion rights in non-IPO contexts and the general deleveraging of its balance sheet and its transition to a public company, the Company expects to realize substantially better economics and pricing on any future financing than was available at the time of the December 2 and 31, 2013 valuations, which included the effect of deleveraging only in the IPO valuation scenarios. The estimated valuation based on the Preliminary Price Range reflects a benefit related to this reduction in debt.

Market Conditions

Since the December 2, 2013 valuation date, overall stock market conditions and valuations of comparable public companies utilized in determining the December 2 and 31, 2013 valuations and the proposed Preliminary Price Range have improved. For example, the closing price of the NASDAQ Biotechnology Index (^NBI) increased from $2,347.88 on December 2, 2013 to $2,548.29 as of January 14, 2014, which represents a 8.5% increase in price from December 2, 2013. The U.S. economy and financial markets remain strong at the beginning of the first quarter of 2014. As of January 8, 2014, fifteen life sciences companies, including Revance, have publicly filed registration statements in anticipation of an IPO.

Assuming that the Company uses a range of $[*] to $[*] per share, and therefore a midpoint of $[*], in comparison to the most recent valuation of the Company’s Common Stock as of December 31, 2013 of $[*], the valuation is [*]% lower than the low end of that range. The difference is principally attributable to the lack of marketability and illiquidity of the Company’s Common Stock and the remaining execution risk associated with the offering as of the valuation date.

[*]	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

January 15, 2014

Page Six

Based on this Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its proposed IPO within an expected price range, or at all, the Company believes that the recent valuations of its per share stock price are consistent with a fair value that considers the proposed range of IPO valuations and, as a result, it does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of this Preliminary Price Range estimate. The Company also advises the Staff that in the event it grants additional awards before the effective date of the Registration Statement, it will disclose in the Registration Statement the aggregate fair value of those awards and the expected expense related to those awards in future periods.

The Company supplementally advises the Staff that the Company does not intend to disclose the Preliminary Price Range in the Registration Statement until shortly before it commences the road show for the IPO, which is currently scheduled to commence on or about January 27, 2014.

Confidential Treatment Request

We hereby request, pursuant to 17 C.F.R. § 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the U.S. Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you please contact the undersigned, the responsible representative, by telephone rather than rely upon the U.S. mail for such notice. The undersigned’s address and telephone number are as follows: Gordon K. Ho, c/o Cooley LLP, 3175 Hanover Street, Palo Alto, California 94304, telephone number (650) 843-5190.

*    *     *

[*]	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.

January 15, 2014

Page Seven

Please acknowledge receipt of this letter by file-stamping the enclosed copy and returning it to my attention in the self-addressed stamped envelope provided herewith.

Please do not hesitate to contact me at (650) 843-5190 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Gordon K. Ho

Gordon K. Ho

cc:	Lauren Silvernail, Revance Therapeutics, Inc.
Mark Weeks, Cooley LLP
Bruce Dallas, Davis Polk & Wardwell LLP

[*]	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.